FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of July 2004.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Notice Concerning the Result of Capital Increase through Allocation of New Shares to a Third Party

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2004
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations
& Public Relations & Advertising

FOR IMMEDIATE RELEASE

Nidec Corporation

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on July 14, 2004, in Kyoto, Japan

Notice Concerning the Result of Capital Increase through

Allocation of New Shares to a Third Party

In connection with the issuance of new shares by allocation to a third party, which Nidec Corporation (the “Company”) approved at a meeting of board of directors held on Friday May 28, 2004 in conjunction with the offering of new shares and the secondary offering by over-allotment, the Company has received notification that the Third Party will subscribe for a portion of the new shares planned to be issued, as shown below.

Issuance of New Shares by Allocation to a Third Party
1. Number of new shares to be issued	620,000 Shares
2. Issue Price	10,704.70 Japanese Yen per Share
3. Total amount at Issue Price	6,636,914,000 Japanese Yen
4. Portion of Issue Price not to be Accounted to Stated Capital	3,318,054,000 Japanese Yen 5,351.70 Japanese Yen per Share
5. Subscription Date	Wednesday, July 14, 2004
6. Payment Date	Thursday, July 15, 2004

Appendix

1.   This capital increase through Allocation of New Shares to a Third Party was approved at the meeting of the Company’s board of directors held on Friday May 28, 2004 in conjunction with the issuance of new shares and the secondary offering by over-allotment of its shares. For more information about this capital increase through Allocation of New Shares to a Third Party, please refer to ‘Notice concerning the issuance of new shares and the secondary offering of our shares’ released on May 28, 2004.

2.   Change in the number of shares outstanding as a result of the capital increase through Allocation of New Shares to a Third Party.

Current number of shares issued	70,019,218 shares (As at June 30, 2004)
Additional number of shares	620,000 shares
Total number of shares outstanding following capital increase	70,639,218 shares*
Note: *This calculation is based on the total number of shares outstanding on June 30, 2004

3.   With regard to the approximate net proceeds of 6,593.91 million yen to be raised from this third party capital increase, the approximate net proceeds of 59,830.41 million yen (which includes 53,236.50 million yen from the public offering of new shares which was resolved at our board of directors simultaneously held for the Allocation of New Shares to a Third Party) is expected by the Company to use 2,649 million yen for capital expenditure, 38,351 million yen for investment in and financing of affiliated companies, with the remainder for repayment of borrowings.  Further, our related companies expect to use these funds for capital expenditure.

4.   Name of the Third Party

Mitsubishi Securities Co., Ltd.

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